

**12010743**

# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### Washington, D.C. 20549

## ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

SEC
Mail Processing
Section

FEB 2 1 2012

| SEC FILE NUMBER |
| --- |
| 8- 32296 |

### FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING _____01/01/11_____ AND ENDING _____12/31/11_____
                                                  MM/DD/YY                                    MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **GoldK Investment Services, Inc.**

| OFFICIAL USE ONLY |
| --- |
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**175 Federal St, 6th Floor**
(No. and Street)

| **Boston** | **MA** | **02110** |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
**Leonid Berline**                                       **(617) 896-3547**
                                                                    (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**Latimore, Black, Morgan and Cain, PC**
(Name – *if individual, state last, first, middle name*)

| **5250 Virginia Way Suite 400** | **Brentwood** | **TN** | **37024** |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

| **FOR OFFICIAL USE ONLY** |
| --- |
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, _____ Leonid Berline _____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____ GoldK Investment Services, Inc. _____ , as
of _____ December _____ , 20 _11_ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

IRINA KLEBANOV
NOTARY PUBLIC
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires June 21, 2013

_____
Signature

**President**
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*\*\*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# GOLDK INVESTMENT SERVICES, INC.

Financial Statements and Supplementary Information

December 31, 2011

(With Independent Auditors' Report Thereon)



## LATTIMORE BLACK MORGAN & CAIN, PC
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

# GOLDK INVESTMENT SERVICES, INC.

Financial Statements and Supplementary Information

December 31, 2011

(With Independent Auditors' Report Thereon)



LATTIMORE BLACK MORGAN & CAIN, PC
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

# GOLDK INVESTMENT SERVICES, INC.

## Table of Contents



**LATTIMORE BLACK MORGAN & CAIN, PC**
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

## INDEPENDENT AUDITORS' REPORT

To the Stockholder and Board of Directors of GoldK Investment Services, Inc.

We have audited the accompanying statement of financial condition of GoldK Investment Services, Inc. as of December 31, 2011, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GoldK Investment Services, Inc. as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information presented in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

*Lattimore Black Morgan & Cain, PC*

Brentwood, Tennessee
February 14, 2012

# GOLDK INVESTMENT SERVICES, INC.

## Statement of Financial Condition

## December 31, 2011

### Assets

| | | |
|---|---|---:|
| Cash | $ | 74,420 |
| Accounts receivable, net of allowance of $750 | | 97,628 |
| NSCC clearing deposit | | 10,000 |
| Prepaid expenses | | 83,109 |
| Deferred tax asset | | 265 |
| **Total assets** | $ | 265,422 |

### Liabilities and Stockholder's Equity

| | | |
|---|---|---:|
| **Liabilities -** | | |
| Accounts payable and accrued expenses | $ | 77,699 |
| **Total liabilities** | | 77,699 |
| **Stockholder's equity:** | | |
| Common stock, no par value, 200 shares authorized, issued, and outstanding | | - |
| Additional paid-in capital | | 598,602 |
| Accumulated deficit | | (410,879) |
| **Total stockholder's equity** | | 187,723 |
| **Total liabilities and stockholder's equity** | $ | 265,422 |

See accompanying notes to the financial statements.

2

# GOLDK INVESTMENT SERVICES, INC.

## Statement of Income

## Year ended December 31, 2011

| | | |
|---|---|---:|
| **Revenues:** | | |
| 12b-1 Commissions, net | $ | 566,705 |
| Other income | | 3,219 |
| **Total revenues** | | 569,924 |
| **Operating expenses:** | | |
| Regulatory fees | | 16,074 |
| Other selling, general and administrative expenses | | 135,894 |
| Management fee | | 417,885 |
| **Total operating expenses** | | 569,853 |
| **Operating income** | | 71 |
| **Income tax expense** | | - |
| **Net income** | $ | 71 |

# GOLDK INVESTMENT SERVICES, INC.

## Statement of Changes in Stockholder's Equity

## Year ended December 31, 2011

| | Additional Paid-in Capital | Accumulated Deficit | Total |
|---|---|---|---|
| Balance at January 1, 2011 | $ 598,602 | $ (410,950) | $ 187,652 |
| Net income | - | 71 | 71 |
| Balance at December 31, 2011 | $ 598,602 | $ (410,879) | $ 187,723 |

# GOLDK INVESTMENT SERVICES, INC.

## Statement of Cash Flows

## Year ended December 31, 2011

| | | |
|---|---|---:|
| Cash flows from operating activities: | | |
| Net income | $ | 71 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| (Increase) decrease in operating assets: | | |
| Receivables | | 12,118 |
| Prepaid expenses | | (5,304) |
| Increase (decrease) in operating liabilities – | | |
| Accounts payable and accrued expenses | | 19,507 |
| Net cash provided by operating activities | | 26,392 |
| Increase in cash | | 26,392 |
| Cash at beginning of year | | 48,028 |
| Cash at end of year | $ | 74,420 |

## (1)  Organization and basis of presentation

GoldK Investment Services, Inc. (the "Company" or GKIS) is a mutual fund retailer for Employee Retirement Income Security Act (ERISA) Qualified Plans (such as 401(k) plans) only, and is registered as a broker and dealer in securities under the Securities Exchange Act of 1934. The Company is a wholly-owned subsidiary of The Retirement Plan Company, LLC (the "Parent"). The Company provides services to ERISA Qualified Plan Sponsors, Trustees and Participants as well as financial advisors, broker-dealers and registered representatives in facilitating the trading of mutual fund shares. The assets are coming from qualified plan participants directly to the ERISA custodians. Currently, three trust companies are involved in connection to these activities: Matrix Settlement and Clearing Services, The Charles Schwab Trust Company, and Mid Atlantic Transaction Network Services. Securities are held in custody of the above listed trust companies.

GKIS does not: 1) maintain custody of customer funds or securities, or 2) maintain customer accounts.

GKIS does not: 1) make any recommendations to buy, sell or hold any securities, or 2) make any recommendations or comments in regard to the suitability.

GKIS does not: 1) have any discretion over customer's funds or securities, or 2) enter, execute, or affect in any other way client's trading activity.

GKIS is acting as a broker of record for some of the custodial accounts for ERISA qualified plans. Accounts are being held in custody of the trust companies for the benefit of the plan. 100% of assets that GKIS is acting as a broker of record for are ERISA qualified and are being record-kept by its Parent. GKIS acts as a broker of record for Omnibus Mutual Fund accounts that are being established in order to facilitate the trading for the plans.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

## (2)  Summary of significant accounting policies

### (a)  Cash equivalents

The Company considers all highly liquid investments with original maturities of less than three months to be cash equivalents.

**(b)** <u>Accounts receivable</u>

The Company reports trade receivables at net realizable value. Management determines the allowance for doubtful accounts based on historical losses and current economic conditions. On a continuing basis, management analyzes delinquent receivables and, once these receivables are determined to be uncollectible, they are written off through a charge against an existing allowance account or against earnings.

**(c)** <u>Income taxes</u>

Deferred taxes are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Valuation allowances are provided, if, based upon the weight of available evidence, it is more likely than not some or all of the deferred taxes will not be realized.

The accompanying statement of financial condition includes the following amounts of deferred tax assets and liabilities at December 31, 2010:

| | | |
|---|---|---|
| Deferred tax asset | $ | 265 |
| Deferred tax liability | | - |
| Net Deferred tax asset | $ | 265 |

The deferred tax asset results from timing differences in the deductibility of management fees and the allowance for doubtful accounts.

The Company did not incur any income tax expense for the year ended December 31, 2011.

**(d)** <u>Recognition of commission revenue and expense</u>

The Company earns 12b-1 commissions for facilitating the purchase of mutual funds shares for 401(k) and profit sharing plans. Commissions earned on balances are based on the average balances maintained in the funds for the benefit of 401(k) and profit sharing plan participants and are recorded on an accrual basis. Any commissions paid to another brokerage firm are recorded as a deduction of revenue earned.

**(e)** <u>Events occurring after reporting date</u>

The Company has evaluated events and transactions that occurred between December 31, 2011 and February 14, 2012, which is the date that the financial statements were available to be issued, for possible recognition or disclosure in the financial statements.

**(3) Concentration of risk**

Financial instruments that potentially subject the Company to concentrations of credit risk consist of temporary cash investments and accounts receivable. The Company maintains its temporary cash investments with a financial institution. The investments maintained by the financial institution are insured by the Federal Deposit Insurance Corporation up to $250,000. The Company had receivables from one client at December 31, 2011 that comprised 26% of the accounts receivable.

As of December 31, 2011 the Company had no other significant concentrations of risk.

**(4) 401(k) plan**

The Parent administers a 401k profit sharing plan which also covers the Company's one employee. The Company contributed $3,317 into the employee's 401k account in 2011.

**(5) Related party transactions**

The Company has entered into a support and services agreement with its Parent, whereby the Parent provides various administrative and operational support services to the Company. Management fee expense totaled $417,885 for the year ended December 31, 2011.

An officer of the Company also serves as an officer of another entity with which GKIS conducts business. During 2011, GKIS paid commissions and advisor expenses to this entity of $3,329 and $19,800, respectively.

**(6) Net capital requirements**

As a member organization of the Financial Industry Regulatory Authority (FINRA), the Company is subject to the Uniform Net Capital Rule 15c3-1 adopted by the Securities and Exchange Commission (SEC) and administered by FINRA, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company's minimum net capital requirement as of December 31, 2011, was $5,180. At December 31, 2011, the Company's net capital was $79,942 and exceeded the minimum net capital requirement by $74,762. The Company's ratio of aggregate indebtedness to net capital at December 31, 2011 was 0.97 to 1.

# Supplemental Information

## GOLDK INVESTMENT SERVICES, INC.

### Computation of Net Capital Pursuant to Rule 15c3-1

### December 31, 2011

| | | |
|---|---:|---:|
| Total Stockholder's Equity from Statement of Financial Condition | | $ 187,723 |
| **Deductions:** | | |
| Nonallowable assets: | | |
| Accounts receivable | 24,407 | |
| Prepaid expenses | 83,109 | |
| Deferred tax asset | 265 | |
| | 107,781 | |
| Net capital | | 79,942 |
| Net capital requirement (greater of 6-2/3% of aggregate indebtedness or $5,000) | | 5,180 |
| Excess net capital | | $ 74,762 |
| Total aggregate indebtedness | | $ 77,699 |
| Percentage of aggregate indebtedness to net capital | | 97 % |

### Statement Pursuant to Paragraph (d)(4) Rule 17a-5

The above computation of net capital agrees with the corresponding computation prepared by the Company for inclusion in its Part II(A) FOCUS Report filing for the period October 1, 2011 through December 31, 2011.

## GOLDK INVESTMENT SERVICES, INC.

### Statement Regarding Rule 15c3-3

### December 31, 2011

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(1) of that rule.

# Supplemental Reports



**LATTIMORE BLACK MORGAN & CAIN, PC**
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

## INDEPENDENT AUDITORS' SUPPLEMENTARY
## REPORT ON INTERNAL CONTROL

To the Stockholder and Board of Directors of GoldK Investment Services, Inc.

In planning and performing our audit of the financial statements of GoldK Investment Services, Inc. (the Company), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedure for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

*Kattinun Black Mayer & Cain, PC*

Brentwood, Tennessee
February 14, 2012

Check appropriate boxes.

☐ (i)  its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii)  its business as a broker-dealer is expected to consist exclusively of:

☒  (I)  the distribution of shares of registered open end investment companies or unit investment trusts;

☐  (II) the sale of variable annuities;

☐  (III)the business of insurance;

☐  (IV)the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii)  it effects transactions in security futures products only;

Pursuant to the terms of this form (detailed below).

X _____  *President*  12/15/2010

Authorized Signature/Title        Date

**SIPC-3 2011**

8-

8-032296    FINRA    DEC    8/28/1984
GOLDK INVESTMENT SERVICES INC
175 FEDERAL STREET 6TH FLR
BOSTON , MA   02110

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

# Form SIPC-3

# FY 2011

## *Certification of Exclusion From Membership.*

TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A)(ii) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the year ending **December 31, 2011** its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

☐  (i)  its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii)  its business as a broker-dealer is expected to consist exclusively of:

☒  (I)  the distribution of shares of registered open end investment companies or unit investment trusts;
☐  (II)  the sale of variable annuities;
☐  (III)  the business of insurance;
☐  (IV)  the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐  (iii)  it effects transactions in security futures products only;

and that, therefore, under section 78ccc(a)(2)(A)(ii) of the SIPA it is excluded from membership in SIPC.

*If you have any questions concerning the foreign exclusion provision please contact SIPC via telephone at 202-371-8300 or e-mail at asksipc@sipc.org to request a foreign exclusion questionnaire.

The following bylaw was adopted by the Board of Directors:
> Interest on Assessments.
> ... If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

**In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A)(ii) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under Section78ddd(c) of the SIPA.**

Sign, date and return the top portion of this form no later than 30 days after the beginning of the year, using the enclosed return envelope.

**Retain the bottom portion of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**